Exhibit 12.1

Chattem, Inc.

Computation of Ratios of Earnings to Fixed Charges

						For the Quarter Ended February 29, 2008
	For the Year Ended November 30,
	2003	2004	2005	2006	2007
EARNINGS:
Income from continuing operations	$35,593	$2,154	$53,010	$69,290	$91,079	$23,094
Fixed charges	20,488	15,157	13,963	11,895	30,098	6,596

Total earnings	$56,081	$17,311	$66,973	$81,185	$121,177	$29,690

FIXED CHARGES:
Interest expense	$20,431	$15,049	$13,814	$11,725	$29,930	$6,552
Interest component of operating leases	57	108	149	170	168	44

Total fixed charges	$20,488	$15,157	$13,963	$11,895	$30,098	$6,596

Ratio of earnings to fixed charges	2.7:1	1.1:1	4.8:1	6.8:1	4.0:1	4.5:1

For purposes of calculating the ratio of earnings to fixed charges, (i) “earnings” consist of our consolidated income from continuing operations before income taxes, fixed charges and cumulative effect of change in accounting principle and (ii) “fixed charges” consist of interest expense, amortization of deferred financing costs and the portion of rental expense representing interest.